VirZOOM, Inc.



ANNUAL REPORT

39 Stearns Street

Waltham, MA 02453

(617) 714-4552

virzoom.com

This Annual Report is dated April 29, 2024.

BUSINESS

VirZOOM is a patent-based Virtual Reality Exercise Game platform that combines fun, fitness, and Metaverse exploration all in one. Our elite ensemble of game designers and developers has shipped three generations of products since 2016. Our current subscription-based app has nearly 6k subscribers and over 740k installs on Meta Quest. Now we're developing our 4th gen products to reach a customer audience many times larger.

Our patent "Virtual Reality Exercise Game" (US20160300390) granted in 2019 enables the development of VR games in which the player uses body motion to locomote their avatar freely and continuously through virtual worlds in ways that result in excercise and also minimize locomotion discomfort. This makes it possible to develop VR games that are similar in function to sports in the real world.

As described in greater detail in the specification below, the patent application Virtual Reality Motion Control for the new VR motion controls deliver similar VR game design benefits as the granted patent. The specification describes a process for allowing VR users to locomote seemlessly and accurately through virtual worlds using their body position in the real world with minimal locomotion discomfort. The

VirZOOM, Inc. was organized as a C-corporation on February 13, 2015 under the laws of Delaware.

41438-0010P01_specification 08-30-2022: This disclosure describes, among other features, processes for intuitive virtual reality (VR) movement based on user positioning in combination with a dynamic graphical display. A VR device's displacement from a reference position is used to determine a velocity of a reference frame in a VR environment, correspondingly moving a perspective of the user in the VR environment. A graphical indicator tracks the perspective to remain presented (e.g., always, normally, etc.) to the user during navigation in the VR environment; the graphical indicator adapting dynamically to both VR device positioning and device orientation. Because the user has constant visual exposure to the graphical indicator, the user is provided with a more intuitive VR experience and can move more accurately and seamlessly in the VR environment. Moreover, the graphical indicator provides the user with a mental linkage between the VR environment and the user's real-world state, helping to reduce VR sickness.

Previous Offerings

2015 NPA
Type of security sold: Convertible Note, Converted into Series Seed 1 Preferred Shares
Final amount sold: $5,500,000
Use of proceeds: Funding initial operations
Date: April 2015-October 2017

Offering exemption relied upon: Section 4(a)(2)

2017 NetCapital RegCF (Common)
Type of security sold: Common Stock
Final amount sold: $548,910
Use of proceeds: Funding early operations
Date: March 2017-Dec 2017
Offering exemption relied upon: Reg CF

2017 NPA
Type of security sold: Convertible Note, Converted into Series Seed 2 Preferred Shares
Final amount sold: $2,109,250
Use of proceeds: Funding early operations
Date: April 2015-October 2017
Offering exemption relied upon: Section 4(a)(2)

2018 Wefunder SAFE
Type of security sold: SAFE (Converted to Series A Preferred Shares)
Final amount sold: $281,745
Use of proceeds: Funding early operations; Ongoing VZfit dev and marketing
Date: Sept 2018-April 2019
Offering exemption relied upon: Section 4(a)(2)

Series Seed
Type of security sold: Preferred Shares, Preferred Warrants (Warrants exercised and remaining expired March 2024; included in raise total)
include warrants Final amount sold: $1,068,183
Use of proceeds: Funding growth operations; Ongoing VZfit dev and marketing
Date: February 2019-September 2019
Offering exemption relied upon: Section 4(a)(2)

2019 NPA
Type of security sold: Convertible Note
Final amount sold: $1,165,153
Use of proceeds: Funding growth operations; Ongoing VZfit dev and marketing
Date: Sept 2019-June 2020
Offering exemption relied upon: Section 4(a)(2)

2020 SAFE
Type of security sold: SAFE
Final amount sold: $945,106
Use of proceeds: Funding growth operations; Ongoing VZfit dev and marketing
Date: July 2020-April 2021
Offering exemption relied upon: Section 4(a)(2)

2021 NPA
Type of security sold: Convertible Note
Final amount sold: $580,000
Use of proceeds: Funding growth operations; Ongoing VZfit dev and marketing
Date: April 2021-September 2021
Offering exemption relied upon: Section 4(a)(2)

Pref A Wefunder
Type of security sold: Preferred Shares
Final amount sold: $1,380,796
Use of proceeds: Operations & Continued Game Development
Date: October 2021-August 2022
Offering exemption relied upon: Reg CF

2022 NPA
Type of security sold: Convertible Note
Final amount sold: $680,000
Use of proceeds: Bridge Round to Series A1 StartEngine (VZfit 2.0 dev, VZfit 3.0 grant prep materials, motion controls dev and patent filing, Motion Lab grant prep materials)
Date: July 2022-February 2023
Offering exemption relied upon: Section 4(a)(2)

Pref A Startengine
Type of security sold: Preferred Shares
Final amount sold: $139,545
Use of proceeds: Operations & Continued Game Development
Date: March 2023-July 2023
Offering exemption relied upon: Reg CF

2023 NPA/LOC

Type of security sold: Convertible Note
Final amount sold: $250,000
Use of proceeds: Operations & Continued Game Development
Date: August 2023-May 2023
Offering exemption relied upon: Section 4(a)(2)

2023 NPA
Type of security sold: Convertible Note
Final amount sold: $505,000
Use of proceeds: Operations & Game Development
Date: August 2023-January 2024
Offering exemption relied upon: Section 4(a)(2)

2023 NPA-Expansion
Type of security sold: Convertible Note
Final amount sold: $500,000
Use of proceeds: Operations & Continued Game Development
Date: January 2024-April 2024
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Historical results and cash flows:

The Company is preparing to enter a new growth phase and is expected to experience a significant increase in revenue from sales of new products on multiple VR platforms starting in 2024. The Company launched VZfit 3.0: Ring Racer 3.0 in November 2023. VZfit 3.0 was the result of a grant funded development project. A grant in the amount of $375k was awarded to the company to partially fund the project. The company soon thereafter launched a new product, Fly, in a limited release in December. A full Fly launch is planned for multiple VR platforms in 2024. Further increasing our revenue opportunity relative to the past, revenue was primarily generated previously through sales of our VZfit product to the relatively small consumer audience of VR users who owned both a headset and also fitness equipment to use the exercise apps, estimated at 5% of the VR TAM. Fly can be used by any consumer with any supported VR headset, such as any of the estimated 20 million Meta Quest 2 and 3 owners. Finally, we have engaged a marketing firm to increase awareness and sales. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we will be selling multiple products on multiple platforms to a larger potential market with significantly higher marketing spending to reach larger customer audiences.

We expect that this additional revenue can potentially allow the company to reach profitability. However, the company intends to invest heavily in new product development and marketing to secure a strong leadership position in the growing VR market. The emphasis will be on growth for the foreseeable future.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $42,931.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor Michael Keplinger
Amount Owed $59,088
Interest Rate 20.0%
Maturity Date December 31, 2023

Creditor Raj Pisupati
Amount Owed $85,009
Interest Rate 1.31%
Maturity Date June 30, 2023

Creditor Accredited Investors
Amount Owed $763,808
Interest Rate 8.0%
Maturity Date December 31, 2023
2022 Note converts to equity at a the greater of a 60% discount or $12M conversion cap on Series A1 closing of a bona fide Series A1 shares offering of a minimum of $1M or acquisition. Interest calculated as of April 15th, 2024

Creditor Accredited Investors
Amount Owed $269,717
Interest Rate 8.0%
Maturity Date December 31, 2023
2023 Note converts to equity at a the greater of a 40% discount or $12M conversion cap on Series A1 closing of a bona fide Series A1 shares offering of a minimum of $1M or acquisition. Note is structured as a $25k Line of Credit (LOC) with a $10K initial draw. A total of 10 $25k LOC Notes have been authorized by the board and shareholders. Interest calculated April 15, 2024.

Creditor Accredited Investors
Amount Owed $527,767
Interest Rate 8.0%
Maturity Date December 31, 2024
2023 NPA converts to equity at a the greater of a 40% discount or $18M conversion cap on Series A1 closing of a bona fide Series A1 shares offering of a minimum of $1M or acquisition. Interest calculated April 15, 2024.

Creditor Accredited Investors
Amount Owed $503,813
Interest Rate 8.0%
Maturity Date December 31, 2024
2023 NPA-Expansion converts to equity at a the greater of a 40% discount or $18M conversion cap on Series A1 closing of a bona fide Series A1 shares offering of a minimum of $1M or acquisition. Interest calculated April 15, 2024.

Creditor Eric Janszen
Amount Owed $1,077,125
Interest Rate 0.0%
Maturity Date December 31, 2025
The Company owes one of its board members, Eric Janszen, deferred compensation which was accrued since 2017. The balance of executive compensation due to Eric Janszen totaled $$1,077,125.41 as of 12/31/23. These dues are to be paid by the Company once sufficient cashflows exist to cover the aforementioned balance and upon shareholder approval.

Creditor Eric Malafeew
Amount Owed $3,141.00
Interest Rate 0.0%
Maturity Date December 31, 2025
Company has an employee receivable from Eric Malafeew in the amount of $3,141 for the year ending December 31, 2022

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Directors and Officers
Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Name: Eric Janszen
Eric Janszen's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Co-Founder & CEO
Dates of Service: April, 2015 - Present
Responsibilities: Oversight of all company functions, fundraising, and investor relations.
Position: Chairman & President
Dates of Service: March, 2015 - Present

Responsibilities: Responsible for providing strategic direction and leadership for the organization: - Developing and implementing strategic plans to drive business growth and profitability - Overseeing all aspects of the company's operations, including finance, sales, marketing, and product development - Building and managing relationships with clients, partners, and other stakeholders - Identifying and pursuing new business opportunities and partnerships - Leading and managing the company's executive team - Raising capital and managing investor relationships - Ensuring that the company is compliant with all relevant laws and regulations - Communicating the company's vision, goals, and progress to internal and external stakeholders - Representing the company at industry events and conferences

Other business experience in the past three years:
Employer: mKues
Title: Executive Chairman
Dates of Service: January, 2015 - Present
Responsibilities: Executive Chairman

Name: Michael W.G. Fix
Michael W.G. Fix's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Director, Investor, Advisor
Dates of Service: October, 2021 - Present
Responsibilities: Michael does not currently receive salary compensation for this role. Michael receives Equity: 2.797%

Common, 1% Fully diluted.

Name: Jason Warburg
Jason Warburg's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Product Officer
Dates of Service: June, 2019 - Present
Responsibilities: Leading the product development and management strategy

Name: Robert Collins
Robert Collins 's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Operating Officer
Dates of Service: June, 2019 - Present
Responsibilities: Responsible for sales, marketing, and customer service, community development, social media, PR, and branding.

Other business experience in the past three years:
Employer: Boston Laser - Boston Eye Group
Title: Director of Operations
Dates of Service: August, 2012 - February, 2021
Responsibilities: Responsible for staffing, training, day to day operations and IT project management. Projects include Hosting Migration, Maintaining and upgrading EHR, Rollout of new telecom system, ensuring meaningful use compliance, custom reporting, custom template design and acquisition and build out out of new locations.

Other business experience in the past three years:
Employer: Boston Laser - Boston Eye Group
Title: Director of Operations
Dates of Service: August, 2012 - May, 2021
Responsibilities: Responsible for staffing, training, day to day operations and IT project management. Projects include Hosting Migration, Maintaining and upgrading EHR, Rollout of new telecom system, ensuring meaningful use compliance, custom reporting, custom template design and acquisition and build out out of new locations.

Name: Eric Malafeew
Eric Malafeew's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Co-Founder & CTO
Dates of Service: March, 2015 - Present

Responsibilities: Assess technology options for products and recommend optimal technologies to achieve product development goals. $180,000/year, Restricted stock 12%, Series Seed 0.82%, total 3.46% fully diluted

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Candy & Eric Janszen
Amount and nature of Beneficial ownership: 3,070,200
Percent of class: 41%

Title of class: Series Seed 1 Preferred Stock
Stockholder Name: Candy & Eric Janszen
Amount and nature of Beneficial ownership: 1,564,725
Percent of class: 21%

Title of class: Series Seed 2 Preferred Stock
Stockholder Name: Candy & Eric Janszen
Amount and nature of Beneficial ownership: 2,038,697
Percent of class: 28%

Title of class: Series A-2 Preferred Stock
Stockholder Name: Candy & Eric Janszen
Amount and nature of Beneficial ownership: 527,269
Percent of class: 7%

RELATED PARTY TRANSACTIONS

Name of Entity: Eric Janszen
Relationship to Company: Director
Nature / amount of interest in the transaction: The Company owes one of its board members, Eric Janszen, deferred compensation which was accrued since 2017.
Material Terms: The balance of executive compensation due to Eric Janszen totaled $1,077,125 as of Dec 31, 2023. These dues are to be paid by the Company once sufficient cashflows exist to cover the aforementioned balance and upon shareholder approval.

Name of Entity: Eric Malafeew
Relationship to Company: Officer
Nature / amount of interest in the transaction: Company has an employee receivable from Eric Malafeew in the amount of $3,141 for the year ending December 31, 2022
Material Terms: $3,141

Name of Entity: Eric Janszen
Relationship to Company: Director
Nature / amount of interest in the transaction:
Invested an additional $25,000 into Convertible Notes in 2023
Material Terms: 8% and have a maturity in 2024

OUR SECURITIES

The company has authorized Common Stock, Series Seed 1 Preferred Stock, Series Seed 2 Preferred Stock, Series Seed 3 Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, Series A-5 Preferred Stock, VirZOOM 2022 Convertible Note, and 2023 Line of Credit Convertible Promissory Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,861,134 of Series A-5 Preferred Stock.

Common Stock

The amount of security authorized is 100,141,196 with a total of 7,404,009 shares outstanding, 11,400,000 common options issued and 5,779,600 ungranted plan shares.

Voting Rights

One Vote Per Share

Material Rights

The total amount outstanding includes 4,279,600 shares to be issued pursuant to stock options, reserved but unissued."

The total amount outstanding includes 12,900,000 shares to be issued pursuant to stock options issued.

Series Seed 1 Preferred Stock

The amount of security authorized is 35,307,476 with a total of 33,933,503 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Series Seed Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis

Material Rights

Dividend Rights

Holders of Series Seed 1 shares have certain dividend rights. See Exhibit F for complete information.

Liquidation Rights

Holders of Series Seed 1 shares have certain liquidation rights. See Exhibit F for complete information.

Conversion Rights

Holders of Series Seed 1 shares have certain conversion rights. See Exhibit F for complete information.

Dilution Protection

Holders of Series Seed 1 shares have certain dilution protections. See Exhibit F for complete information.

Series Seed 2 Preferred Stock

The amount of security authorized is 12,311,249 with a total of 12,311,249 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Series Seed Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis

Material Rights

Dividend Rights

Holders of Series Seed 2 shares have certain dividend rights. See Exhibit F for complete information.

Liquidation Rights

Holders of Series Seed 2 shares have certain liquidation rights. See Exhibit F for complete information.

Conversion Rights

Holders of Series Seed 2 shares have certain conversion rights. See Exhibit F for complete information.

Dilution Protection

Holders of Series Seed 2 shares have certain dilution protections. See Exhibit F for complete information.

Series Seed 3 Preferred Stock

The amount of security authorized is 5,220,444 with a total of 4,176,366outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Series Seed Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis

Material Rights

Dividend Rights

Holders of Series Seed 1 shares have certain dividend rights. See Exhibit F for complete information.

Liquidation Rights

Holders of Series Seed 1 shares have certain liquidation rights. See Exhibit F for complete information.

Conversion Rights

Holders of Series Seed 1 shares have certain conversion rights. See Exhibit F for complete information.

Dilution Protection

Holders of Series Seed 1 shares have certain dilution protections. See Exhibit F for complete information.

Series A-1 Preferred Stock

The amount of security authorized is 2,192,493 with a total of 2,192,493 outstanding.

Voting Rights

Series A shares do not have voting rights. However the shares are convertible into Common Stock that does have voting rights. See exhibit F for additional information.

Material Rights

Dividend Rights

Holders of Series A-1 shares have certain dividend rights. See Exhibit F for complete information.

Liquidation Rights

Holders of Series A-1 shares have certain liquidation rights. See Exhibit F for complete information.

Conversion Rights

Holders of Series A-1 shares have certain conversion rights. See Exhibit F for complete information.

Dilution Protection

Holders of Series A-1 shares have certain dilution protections. See Exhibit F for complete information.

Series A-2 Preferred Stock

The amount of security authorized is 5,245,667 with a total of 5,231,236 outstanding.

Voting Rights

Series A shares do not have voting rights. However the shares are convertible into Common Stock that does have voting rights. See exhibit F for additional information.

Material Rights

Dividend Rights

Holders of Series A-2 shares have certain dividend rights. See Exhibit F for complete information.

Liquidation Rights

Holders of Series A-2 shares have certain liquidation rights. See Exhibit F for complete information.

Conversion Rights

Holders of Series A-2 shares have certain conversion rights. See Exhibit F for complete information.

Dilution Protection

Holders of Series A-2 shares have certain dilution protections. See Exhibit F for complete information.

Series A-3 Preferred Stock

The amount of security authorized is 3,138,395 with a total of 3,138,395 outstanding.

Voting Rights

Series A shares do not have voting rights. However the shares are convertible into Common Stock that does have voting rights. See exhibit F for additional information.

Material Rights

Dividend Rights

Holders of Series A-3 shares have certain dividend rights. See Exhibit F for complete information.

Liquidation Rights

Holders of Series A-3 shares have certain liquidation rights. See Exhibit F for complete information.

Conversion Rights

Holders of Series A-3 shares have certain conversion rights. See Exhibit F for complete information.

Dilution Protection

Holders of Series A-3 shares have certain dilution protections. See Exhibit F for complete information.

Series A-4 Preferred Stock

The amount of security authorized is 2,348,618 with a total of 2,341,618 outstanding.

Voting Rights

Series A shares do not have voting rights. However the shares are convertible into Common Stock that does have voting rights. See exhibit F for additional information.

Material Rights

Dividend Rights

Holders of Series A-4 shares have certain dividend rights. See Exhibit F for complete information.

Liquidation Rights

Holders of Series A-4 shares have certain liquidation rights. See Exhibit F for complete information.

Conversion Rights

Holders of Series A-4 shares have certain conversion rights. See Exhibit F for complete information.

Dilution Protection

Holders of Series A-4 shares have certain dilution protections. See Exhibit F for complete information.

Series A-5 Preferred Stock

The amount of security authorized is 10,505,292 with a total of 3,837,147outstanding.

Voting Rights

Series A shares do not have voting rights. However the shares are convertible into Common Stock that does have voting rights. See exhibit F for additional information.

Material Rights

Dividend Rights

Holders of Series A-5 shares have certain dividend rights. See Exhibit F for complete information.

Liquidation Rights

Holders of Series A-5 shares have certain liquidation rights. See Exhibit F for complete information.

Conversion Rights

Holders of Series A-5 shares have certain conversion rights. See Exhibit F for complete information.

Dilution Protection

Holders of Series A-5 shares have certain dilution protections. See Exhibit F for complete information.

VirZOOM 2022 Convertible Note

The security will convert into Equities sold in a subsequent qualified financing or preferred stock (see below) and the terms of the VirZOOM 2022 Convertible Note are outlined below:

Amount outstanding: $763,808

Maturity Date: December 31, 2023

Interest Rate: 8.0%

Discount Rate: 60.0%

Valuation Cap: $12,000,000.00

Conversion Trigger: Closing on Subsequent Qualified Financing. See below for additional information.

Material Rights

Amount outstanding includes Interest calculated as of April 15, 2024.

Automatic Conversion.

(a) All outstanding principal and accrued and unpaid interest under this Note shall be automatically converted into equity securities of the Company in connection with the closing of the first sale of equity securities in a bona fide equity financing after the Effective Date involving gross proceeds to the Company of not less than one million dollars ($1,000,000), excluding amounts received as a result of the conversion of the Related Notes (the "Subsequent Qualified Financing"), if, and only if, this Note is outstanding at the time of the closing of such Subsequent Qualified Financing and such Subsequent Qualified Financing occurs before the Maturity Date. Upon a conversion in accordance with this Section 6.1(a), all outstanding principal and accrued and unpaid interest under this Note will convert into a number of the equity securities sold by the Company in the Subsequent Qualified Financing equal to the quotient of (i) the principal balance of this Note plus all accrued and unpaid interest thereon divided by (ii) the per share price at which such equity securities are sold by the Company in the Subsequent Qualified Financing multiplied by a fraction, the numerator of which is twelve million dollars ($12,000,000) and the denominator of which is the pre-money valuation of the Company used in determining the per share price at which the equity securities are sold by the Company in the Subsequent Qualified Financing.

(b) If no Subsequent Qualified Financing shall have closed prior to the Maturity Date, and this Note has not otherwise been converted pursuant to Sections 6.2(a) or 6.2(b) below, then, effective as of the Maturity Date, all outstanding principal and accrued and unpaid interest under this Note shall be automatically converted into shares of Maturity Date Preferred Stock (defined below) at a conversion price equal to the deemed value per share of the Company's common stock (the "Common Stock") on the Maturity Date, which deemed value per share of the Common Stock shall be calculated on a fully diluted basis (x) assuming that the Company's equity value on the Maturity Date is equal to twelve million dollars ($12,000,000), and (y) and treating (1) all of the Company's convertible preferred stock, convertible notes (but excluding the Related Notes), stock options, warrants and other convertible securities issued and outstanding on the Maturity Date as if they had been converted, exchanged and/or exercised for Common Stock on the Maturity Date and (2) any shares of Common Stock reserved for issuance under a stock option pool or other equity incentive pool existing on the Maturity Date as if such shares of Common Stock were issued and outstanding on the Maturity Date (the "Capped Conversion Price"). For purposes of this Note, the term "Maturity Date Preferred Stock" shall mean a new series of preferred stock of the Company to be created at the time of the conversion of this Note pursuant to this Section 6.1(b), which new series of preferred stock shall rank pari passu upon liquidation with the most senior series of preferred stock of the Company then outstanding, if any, and shall otherwise have the same rights, obligations, and preferences as are currently provided to the holders of the Company's then most senior series of preferred stock.

Optional Conversion.

(a) At the option of the Holder, all outstanding principal and accrued and unpaid interest under this Note shall be converted into Common Stock immediately prior to the closing of a Sale of the Company Transaction, if, and only if, this Note is outstanding at the time of the closing of such Sale of the Company Transaction. Upon conversion in accordance with this Section 6.2(b), all outstanding principal and accrued interest under this Note will convert into a number of shares of Common Stock equal to the the quotient of (i) the principal balance of this Note plus all accrued and unpaid interest thereon divided by (ii) (x) the Capped Conversion Price or (y) forty percent (40%) of the per share price of Common Stock payable to the holders of founders Common Stock in connection with the Sale of the Company Transaction, whichever would result in the greater number of shares of Common Stock issuable to the Holder. For purposes of this Section 6.2(b), the term "Sale of the Company Transaction" shall mean any merger or consolidation of the Company with or into another person or the sale or transfer of all or substantially all of the assets of the Company, in each case in a single transaction or in a series of related transactions, in which the stockholders of the Company immediately prior to such merger, consolidation or sale of assets, together with any and all of such stockholders' affiliates, do not own or hold, immediately after consummation of such merger, consolidation or sale of assets, shares of capital stock of the surviving or acquiring person in connection with such merger, consolidation or sale of assets, or of the ultimate parent entity of such surviving or acquiring person, possessing at least a majority of the total voting power of the outstanding capital stock of such surviving or acquiring person or such ultimate parent entity, as applicable.

(b) At the option of the Holder, all outstanding principal and accrued and unpaid interest under this Note shall be converted into Common Stock immediately prior to the closing of a Sale of the Company Transaction, if, and only if, this Note is outstanding at the time of the closing of such Sale of the Company Transaction. Upon conversion in accordance with this Section 6.2(b), all outstanding principal and accrued interest under this Note will convert into a number of shares of Common Stock equal to the the quotient of (i) the principal balance of this Note plus all accrued and unpaid interest thereon divided by (ii) (x) the Capped Conversion Price or (y) forty percent (40%) of the per share price of Common Stock payable to the holders of founders Common Stock in connection with the Sale of the Company Transaction, whichever would result in the greater number of shares of Common Stock issuable to the Holder. For purposes of this Section 6.2(b), the term "Sale of the Company Transaction" shall mean any merger or consolidation of the Company with or into another person or the sale or transfer of all or substantially all of the assets of the Company, in each case in a single transaction or in a series of related transactions, in which the stockholders of the Company immediately prior to such merger, consolidation or sale of assets, together with any and all of such stockholders' affiliates, do not own or hold, immediately after consummation of such merger, consolidation or sale of assets, shares of capital stock of the surviving or acquiring person in connection with such merger, consolidation or sale of assets, or of the ultimate parent entity of such surviving or acquiring person, possessing at least a majority of the total voting power of the outstanding capital stock of such surviving or acquiring person or such ultimate parent entity, as applicable.

2023 Line of Credit Convertible Promissory Note

The security will convert into Equities sold in a subsequent qualified financing or preferred stock (see below) and the terms of the 2023 Line of Credit Convertible Promissory Note are outlined below:

Amount outstanding: $269,717

Maturity Date: December 31, 2023

Interest Rate: 8.0%

Discount Rate: 60.0%

Valuation Cap: $12,000,000.00

Conversion Trigger: Closing on Subsequent Qualified Financing. See below for additional information.

Material Rights

Amount outstanding includes Interest calculated as of April 15th, 2024, 2023.

The Holder agrees to make advances of principal to the Company (each an "Advance") in the amount of $10,000 on the Effective Date and in the amount of $5,000, within seven (7) days of a written request by the Company, provided, however, any requested Advance will not, when added to the outstanding principal balance of all previous Advances, exceed the Credit Limit. Requests for Advances shall be made in writing, delivered to the Holder, by the Company's Chief Executive Officer or Chief Financial Officer.

Automatic Conversion.

(a) All outstanding principal and accrued and unpaid interest under this Note shall be automatically converted into equity securities of the Company in connection with the closing of the first sale of equity securities in a bona fide equity financing after the Effective Date involving gross proceeds to the Company of not less than one million dollars ($1,000,000), excluding amounts received as a result of the conversion of the Related Notes (the "Subsequent Qualified Financing"), if, and only if, this Note is outstanding at the time of the closing of such Subsequent Qualified Financing and such Subsequent Qualified Financing occurs before the Maturity Date. Upon a conversion in accordance with this Section 6.1(a), all outstanding principal and accrued interest under this Note will convert into a number of equity securities sold by the Company in the Subsequent Qualified Financing equal to the quotient of (i) the principal balance of this Note plus all accrued and unpaid interest thereon divided by (ii) (x) the Capped Conversion Price (as defined below) or (y) forty percent (40%) of the per share price of equity securities sold in the Subsequent Qualified Financing, whichever would result in the greater number of equity securities issuable to the Holder.

(b) If no Subsequent Qualified Financing shall have closed prior to the Maturity Date, and this Note has not otherwise been converted pursuant to Sections 6.2(a) or 6.2(b) below, then, effective as of the Maturity Date, all outstanding principal and accrued and unpaid interest under this Note shall be automatically converted into shares of Maturity Date Preferred Stock (defined below) at a conversion price equal to the deemed value per share of the Company's common stock (the "Common Stock") on the Maturity Date, which deemed value per share of the Common Stock shall be calculated on a fully diluted basis (x) assuming that the Company's equity value on the Maturity Date is equal to twelve million dollars ($12,000,000), and (y) and treating (1) all of the Company's convertible preferred stock, convertible notes (but excluding the Related Notes), stock options, warrants and other convertible securities issued and outstanding on the Maturity Date as if they had been converted, exchanged and/or exercised for Common Stock on the Maturity Date and (2) any shares of Common Stock reserved for issuance under a stock option pool or other equity incentive pool existing on the Maturity Date as if such shares of Common Stock were issued and outstanding on the Maturity Date (the "Capped Conversion Price"). For purposes of this Note, the term "Maturity Date Preferred Stock" shall mean a new series of preferred stock of the Company to be created at the time of the conversion of this Note pursuant to this Section 6.1(b), which new series of preferred stock shall rank pari passu upon liquidation with the most senior series of preferred stock of the Company then outstanding, if any, and shall otherwise have the same rights, obligations, and preferences as are currently provided to the holders of the Company's then most senior series of preferred stock.

Optional Conversion.

(a) At the option of the Holder, all outstanding principal and accrued and unpaid interest under this Note shall be converted into equity securities of the Company in connection with the closing of a sale of equity securities in connection with any equity financing of the Company after the Effective Date that is not a Subsequent Qualified Financing ("Other Financing"), if, and only if, this Note is outstanding at the time of the closing of such Other Financing and such Other Financing occurs before the Maturity Date. Upon a conversion in accordance with this Section 6.2(a), all outstanding principal and accrued interest under this Note will convert into a number of equity securities sold by the Company in the Other Financing equal to the quotient of (i) the principal balance of this Note plus all accrued and unpaid interest thereon divided by (ii) (x) the Capped Conversion Price or (y) forty percent (40%) of the per share price of equity securities sold in the Other Financing, whichever would result in the greater number of equity securities issuable to the Holder.

(b) At the option of the Holder, all outstanding principal and accrued and unpaid interest under this Note shall be converted into Common Stock immediately prior to the closing of a Sale of the Company Transaction, if, and only if, this Note is outstanding at the time of the closing of such Sale of the Company Transaction. Upon conversion in accordance with this Section 6.2(b), all outstanding principal and accrued interest under this Note will convert into a number of shares of Common Stock equal to the the quotient of (i) the principal balance of this Note plus all accrued and unpaid interest thereon divided by (ii) (x) the Capped Conversion Price or (y) forty percent (40%) of the per share price of Common Stock payable to the holders of founders Common Stock in connection with the Sale of the Company Transaction, whichever would result in the greater number of shares of Common Stock issuable to the Holder. For purposes of this Section 6.2(b), the term "Sale of the Company Transaction" shall mean any merger or consolidation of the Company with or into another person or the sale or transfer of all or substantially all of the assets of the Company, in each case in a single transaction or in a series of related transactions, in which the stockholders of the Company immediately prior to such merger, consolidation or sale of assets, together with any and all of such stockholders' affiliates, do not own or hold, immediately after consummation of such merger, consolidation or sale of assets, shares of capital stock of the surviving or acquiring person in connection with such merger, consolidation or sale of assets, or of the ultimate parent entity of such surviving or acquiring person, possessing at least a majority of the total voting power of the outstanding capital stock of such surviving or acquiring person or such ultimate parent entity, as applicable.

VirZOOM 2023 Convertible Note

The security will convert into Equities sold in a subsequent qualified financing or preferred stock (see below) and the terms of the VirZOOM 2023 Convertible Note are outlined below:

Amount outstanding: $527,767

Maturity Date: December 31, 2024

Interest Rate: 8.0%

Discount Rate: 40.0%

Valuation Cap: $18,000,000.00

Conversion Trigger: Closing on Subsequent Qualified Financing. See below for additional information.

Material Rights

Amount outstanding includes interest calculated as of April 15, 2024.

Automatic Conversion.

(a) All outstanding principal and accrued and unpaid interest under this Note shall be automatically converted into equity securities of the Company in connection with the closing of the first sale of equity securities in a bona fide equity financing after the Effective Date involving gross proceeds to the Company of not less than one million dollars ($1,000,000), excluding amounts received as a result of the conversion of the Related Notes (the "Subsequent Qualified Financing"), if, and only if, this Note is outstanding at the time of the closing of such Subsequent Qualified Financing and such Subsequent Qualified Financing occurs before the Maturity Date. Upon a conversion in accordance with this Section 6.1(a), all outstanding principal and accrued and unpaid interest under this Note will convert into a number of the equity securities sold by the Company in the Subsequent Qualified Financing equal to the quotient of (i) the principal balance of this Note plus all accrued and unpaid interest thereon divided by (ii) the per share price at which such equity securities are sold by the Company in the Subsequent Qualified Financing multiplied by a fraction, the numerator of which is eighteen million dollars ($18,000,000) and the denominator of which is the pre-money valuation of the Company used in determining the per share price at which the equity securities are sold by the Company in the Subsequent Qualified Financing.

(b) If no Subsequent Qualified Financing shall have closed prior to the Maturity Date, and this Note has not otherwise been converted pursuant to Sections 6.2(a) or 6.2(b) below, then, effective as of the Maturity Date, all outstanding principal and accrued and unpaid interest under this Note shall be automatically converted into shares of Maturity Date Preferred Stock (defined below) at a conversion price equal to the deemed value per share of the Company's common stock (the "Common Stock") on the Maturity Date, which deemed value per share of the Common Stock shall be calculated on a fully diluted basis (x) assuming that the Company's equity value on the Maturity Date is equal to eighteen million dollars ($18,000,000), and (y) and treating (1) all of the Company's convertible preferred stock, convertible notes (but excluding the Related Notes), stock options, warrants and other convertible securities issued and outstanding on the Maturity Date as if they had been converted, exchanged and/or exercised for Common Stock on the Maturity Date and (2) any shares of Common Stock reserved for issuance under a stock option pool or other equity incentive pool existing on the Maturity Date as if such shares of Common Stock were issued and outstanding on the Maturity Date (the "Capped Conversion Price"). For purposes of this Note, the term "Maturity Date Preferred Stock" shall mean a new series of preferred stock of the Company to be created at the time of the conversion of this Note pursuant to this Section 6.1(b), which new series of preferred stock shall rank pari passu upon liquidation with the most senior series of preferred stock of the Company then outstanding, if any, and shall otherwise have the same rights, obligations, and preferences as are currently provided to the holders of the Company's then most senior series of preferred stock.

Optional Conversion.

(a) At the option of the Holder, all outstanding principal and accrued and unpaid interest under this Note shall be converted into Common Stock immediately prior to the closing of a Sale of the Company Transaction, if, and only if, this Note is outstanding at the time of the closing of such Sale of the Company Transaction. Upon conversion in accordance with this Section 6.2(b), all outstanding principal and accrued interest under this Note will convert into a number of shares of Common Stock equal to the the quotient of (i) the principal balance of this Note plus all accrued and unpaid interest thereon divided by (ii) (x) the Capped Conversion Price or (y) sixty percent (60%) of the per share price of Common Stock payable to the holders of founders Common Stock in connection with the Sale of the Company Transaction, whichever would result in the greater number of shares of Common Stock issuable to the Holder. For purposes of this Section 6.2(b), the term "Sale of the Company Transaction" shall mean any merger or consolidation of the Company with or into another person or the sale or transfer of all or substantially all of the assets of the Company, in each case in a single transaction or in a series of related transactions, in which the stockholders of the Company immediately prior to such merger, consolidation or sale of assets, together with any and all of such stockholders' affiliates, do not own or hold, immediately after consummation of such merger, consolidation or sale of assets, shares of capital stock of the surviving or acquiring person in connection with such merger, consolidation or sale of assets, or of the ultimate parent entity of such surviving or acquiring person, possessing at least a majority of the total voting power of the outstanding capital stock of such surviving or acquiring person or such ultimate parent entity, as applicable.

(b) At the option of the Holder, all outstanding principal and accrued and unpaid interest under this Note shall be converted into Common Stock immediately prior to the closing of a Sale of the Company Transaction, if, and only if, this Note is outstanding at the time of the closing of such Sale of the Company Transaction. Upon conversion in accordance with this Section 6.2(b), all outstanding principal and accrued interest under this Note will convert into a number of shares of Common Stock equal to the the quotient of (i) the principal balance of this Note plus all accrued and unpaid interest thereon divided by (ii) (x) the Capped Conversion Price or (y) sixty percent (60%) of the per share price of Common Stock payable to the holders of founders Common Stock in connection with the Sale of the Company Transaction, whichever would result in the greater number of shares of Common Stock issuable to the Holder. For purposes of this Section 6.2(b), the term "Sale of the Company Transaction" shall mean any merger or consolidation of the Company with or into another person or the sale or transfer of all or substantially all of the assets of the Company, in each case in a single transaction or in a series of related transactions, in which the stockholders of the Company immediately prior to such merger, consolidation or sale of assets, together with any and all of such stockholders' affiliates, do not own or hold, immediately after consummation of such merger, consolidation or sale of assets, shares of capital stock of the surviving or acquiring person in connection with such merger, consolidation or sale of assets, or of the ultimate parent entity of such surviving or acquiring person, possessing at least a majority of the total voting power of the outstanding capital stock of such surviving or acquiring person or such ultimate parent entity, as applicable.

VirZOOM 2023 Convertible Note-Expansion

The security will convert into Equities sold in a subsequent qualified financing or preferred stock (see below) and the terms of the VirZOOM 2023 Convertible Note-Expansion are outlined below:

Amount outstanding: $503,813

Maturity Date: December 31, 2024

Interest Rate: 8.0%

Discount Rate: 40.0%

Valuation Cap: $18,000,000.00

Conversion Trigger: Closing on Subsequent Qualified Financing. See below for additional information.

Material Rights

Amount outstanding includes interest calculated as of April 15, 2024.

Automatic Conversion.

(a) All outstanding principal and accrued and unpaid interest under this Note shall be automatically converted into equity securities of the Company in connection with the closing of the first sale of equity securities in a bona fide equity financing after the Effective Date involving gross proceeds to the Company of not less than one million dollars ($1,000,000), excluding amounts received as a result of the conversion of the Related Notes (the "Subsequent Qualified Financing"), if, and only if, this Note is outstanding at the time of the closing of such Subsequent Qualified Financing and such Subsequent Qualified Financing occurs before the Maturity Date. Upon a conversion in accordance with this Section 6.1(a), all outstanding principal and accrued and unpaid interest under this Note will convert into a number of the equity securities sold by the Company in the Subsequent Qualified Financing equal to the quotient of (i) the principal balance of this Note plus all accrued and unpaid interest thereon divided by (ii) the per share price at which such equity securities are sold by the Company in the Subsequent Qualified Financing multiplied by a fraction, the numerator of which is eighteen million dollars ($18,000,000) and the denominator of which is the pre-money valuation of the Company used in determining the per share price at which the equity securities are sold by the Company in the Subsequent Qualified Financing.

(b) If no Subsequent Qualified Financing shall have closed prior to the Maturity Date, and this Note has not otherwise been converted pursuant to Sections 6.2(a) or 6.2(b) below, then, effective as of the Maturity Date, all outstanding principal and accrued and unpaid interest under this Note shall be automatically converted into shares of Maturity Date Preferred Stock (defined below) at a conversion price equal to the deemed value per share of the Company's common stock (the "Common Stock") on the Maturity Date, which deemed value per share of the Common Stock shall be calculated on a fully diluted basis (x) assuming that the Company's equity value on the Maturity Date is equal to eighteen million dollars ($18,000,000), and (y) and treating (1) all of the Company's convertible preferred stock, convertible notes (but excluding the Related Notes), stock options, warrants and other convertible securities issued and outstanding on the Maturity Date as if they had been converted, exchanged and/or exercised for Common Stock on the Maturity Date and (2) any shares of Common Stock reserved for issuance under a stock option pool or other equity incentive pool existing on the Maturity Date as if such shares of Common Stock were issued and outstanding on the Maturity Date (the "Capped Conversion Price"). For purposes of this Note, the term "Maturity Date Preferred Stock" shall mean a new series of preferred stock of the Company to be created at the time of the conversion of this Note pursuant to this Section 6.1(b), which new series of preferred stock shall rank pari passu upon liquidation with the most senior series of preferred stock of the Company then outstanding, if any, and shall otherwise have the same rights, obligations, and preferences as are currently provided to the holders of the Company's then most senior series of preferred stock.

Optional Conversion.

(a) At the option of the Holder, all outstanding principal and accrued and unpaid interest under this Note shall be converted into Common Stock immediately prior to the closing of a Sale of the Company Transaction, if, and only if, this Note is outstanding at the time of the closing of such Sale of the Company Transaction. Upon conversion in accordance with this Section 6.2(b), all outstanding principal and accrued interest under this Note will convert into a number of shares of Common Stock equal to the the quotient of (i) the principal balance of this Note plus all accrued and unpaid interest thereon divided by (ii) (x) the Capped Conversion Price or (y) sixty percent (60%) of the per share price of Common Stock payable to the holders of founders Common Stock in connection with the Sale of the Company Transaction, whichever would result in the greater number of shares of Common Stock issuable to the Holder. For purposes of this Section 6.2(b), the term "Sale of the Company Transaction" shall mean any merger or consolidation of the Company with or into another person or the sale or transfer of all or substantially all of the assets of the Company, in each case in a single transaction or in a series of related transactions, in which the stockholders of the Company immediately prior to such merger, consolidation or sale of assets, together with any and all of such stockholders' affiliates, do not own or hold, immediately after consummation of such merger, consolidation or sale of assets, shares of capital stock of the surviving or acquiring person in connection with such merger, consolidation or sale of assets, or of the ultimate parent entity of such surviving or acquiring person, possessing at least a majority of the total voting power of the outstanding capital stock of such surviving or acquiring person or such ultimate parent entity, as applicable.

(b) At the option of the Holder, all outstanding principal and accrued and unpaid interest under this Note shall be converted into Common Stock immediately prior to the closing of a Sale of the Company Transaction, if, and only if, this Note is outstanding at the time of the closing of such Sale of the Company Transaction. Upon conversion in accordance with this Section 6.2(b), all outstanding principal and accrued interest under this Note will convert into a number of shares of Common Stock equal to the the quotient of (i) the principal balance of this Note plus all accrued and unpaid interest thereon divided by (ii) (x) the Capped Conversion Price or (y) sixty percent (60%) of the per share price of Common Stock payable to the holders of founders Common Stock in connection with the Sale of the Company Transaction, whichever would result in the greater number of shares of Common Stock issuable to the Holder. For purposes of this Section 6.2(b), the term "Sale of the Company Transaction" shall mean any merger or consolidation of the Company with or into another person or the sale or transfer of all or substantially all of the assets of the Company, in each case in a single transaction or in a series of related transactions, in which the stockholders of the Company immediately prior to such merger, consolidation or sale of assets, together with any and all of such stockholders' affiliates, do not own or hold, immediately after consummation of such merger, consolidation or sale of assets, shares of capital stock of the surviving or acquiring person in connection with such merger, consolidation or sale of assets, or of the ultimate parent entity of such surviving or acquiring person, possessing at least a majority of the total voting power of the outstanding capital stock of such surviving or acquiring person or such ultimate parent entity, as applicable.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series A Preferred shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Series A Preferred shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Series A Preferred shares in the amount of up to $1.2M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Developing new products and technologies entails significant risks and uncertainties We are currently in the development stage for our new VR apps and games based on our novel new VR motion controls, in cooperation with a major VR platform maker. We have only developed prototypes for our games, to be marketed initially as a proof-of-concept app called Motion Lab on the VR content store Apps Lab. Delays or cost overruns in the development of Motion Lab and failure of the product to meet design goals may be caused by, among other things, unanticipated technological hurdles, difficulties in securing needed development resources, changes in priorities by the VR platform maker that is supporting the project. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with No Voting Rights The Series A Preferred shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the preferred stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our new products will address a far larger available Meta Quest user market than our current products. Previously our addressable market was constrained to Quest users with both a Quest headset and a stationary bike, estimated at 1% of Quest users. Our growth projections for our new products are based on an assumption that the available market for our new products will be many times larger, as our new products will be accessible to 100% of Quest users. However, there is no guarantee that our new apps and games will deliver substantially similar unit economics as our previous products. The new products may exhibit a low conversion rate, high churn rate, low retention rate, and other factors that limit revenue. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in competing effectively against us, even with substantially inferior products than those developed by us. There can be no assurance that competitors will not develop technology or products that are preferred to ours. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market of VR Fitness consumers, we do compete against all other non-VR fitness solutions. Our business growth depends on the market interest in the VR Fitness over other fitness solutions. We are an early stage company and have not yet generated any profits VirZOOM, Inc. was formed on February 13, 2015. While the Company has over the following seven years accumulated significant VR technology, market and customer knowledge, the Company has also had to make significant product, pricing, and sales channel adaptations as the VR industry evolved. Our current and proposed operations are subject to all business risks associated with a new enterprise operating in a new and rapidly evolving industry. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. VirZOOM, Inc. has incurred a net loss and has generated less than $3M in revenue since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that VR Exercise Games are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns one granted patent, one provisional patent, one trademark, three Internet domain names, and numerous trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. To date, competitors have respected our IP rights and avoided infringement on our granted patent. However, due to the value, competitors may at some point in the future attempt to misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable In addition to a patent granted in 2019, the company filed a related patent in 2022. While the new provisional patent includes some elements of the previously granted patent, and every reasonable measure was taken to determine the novelty of the invention, there is no guarantee that the patent application will be approved and a patent granted. The invention may be invalidated by prior art or competitors may invent alternative methods to achieve similar results. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2024.

VirZOOM, Inc.

By   /s/ *Eric H. Janszen*

        Name: VirZOOM, Inc.

        Title: President & CEO

Exhibit A

FINANCIAL STATEMENTS

VirZOOM, INC.

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023
AND
DECEMBER 31, 2022

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS



10586 W Pico Blvd, Suite 224, Los Angeles, CA 90064
www.setapartfinancial.com
213-814-2809

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
VirZOOM, Inc.
Los Angeles, California

Opinion

We have audited the financial statements of VirZOOM, Inc., which comprise the balance sheets as of December 31, 2023, and December 31, 2022, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of VirZOOM, Inc. as of December 31, 2023, and December 31, 2022, and the result of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of VirZOOM, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about VirZOOM Inc.'s ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of VirZOOM, Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about VirZOOM, Inc.'s ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

April 25, 2024
Los Angeles, California

VirZOOM Inc.
Balance Sheets

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	42,931	$	93,243
Accounts receivable		12,627		17,975
Other current assets		32,310		32,119
Total Current Assets		**87,868**		**143,337**
Total Assets	$	**87,868**	$	**143,337**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	209,408	$	228,893
Credit cards		242		1,454
Promissory Notes		179,120		111,578
Convertible Notes		1,415,000		620,000
Other current liabilities		1,285,914		1,277,279
Total Current Liabilities		**3,089,684**		**2,239,204**
PPP Loan		38,400		38,400
Total Liabilities		**3,128,084**		**2,277,604**
STOCKHOLDERS EQUITY				
Common Stock		740		740
Preferred Stock		654		650
Additional Paid-In Capital		16,515,007		16,299,821
Equity issuance costs		(225,589)		(201,469)
Accumulated Deficit		(19,331,028)		(18,234,009)
Total Stockholders' Equity		**(3,040,216)**		**(2,134,267)**
Total Liabilities and Stockholders' Equity	$	**87,868**	$	**143,337**

See accompanying notes to financial statements.

VIRZOOM INC.
STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
Net Revenue	$	867,152	$	496,629
Cost of Goods Sold		193,480		174,270
Gross profit		673,672		322,360
Operating expenses				
General and Administrative		1,891,124		1,857,045
Sales and Marketing		52,621		177,057
Total operating expenses		1,943,745		2,034,103
Operating Income/(Loss)		(1,270,073)		(1,711,743)
Interest Expense		(80,395)		(132,094)
Other Income		253,449		-
Income/(Loss) before provision for income taxes		(1,097,019)		(1,843,836)
Benefit/(Provision) for income taxes		-		-
Net Income/(Net Loss)	$	**(1,097,019)**	$	**(1,843,836)**

See accompanying notes to financial statements.

VirZOOM Inc.
Statements of Changes in Stockholders' Equity

(in , $US)	Common Stock Shares	Common Stock Amount	Preferred Stock Shares	Preferred Stock Amount	Additional Paid-In Capital	Equity issuance costs	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2021	**7,404,009**	**$ 740**	**50,881,449**	**509**	**$ 11,887,094**	**$ (109,392)**	**$ (16,390,173)**	**$ (4,611,223)**
Conversion of notes	-	-	10,711,249	107	3,173,732	-	-	3,173,839
Issuance of preferred shares	-	-	3,409,464	34	1,081,092	(92,077)	-	989,049
expense	-	-	-	-	157,903	-	-	157,903
Net income/(loss)	-	-			-	-	(1,843,836)	(1,843,836)
Balance—December 31, 2022	**7,404,009**	**$ 740**	**65,002,162**	**$ 650**	**$ 16,299,821**	**$ (201,469)**	**$ (18,234,010)**	**$ (2,134,267)**
Conversion of notes	-	-	-	-	-	-	-	-
Issuance of preferred shares	-	-	427,683	4	139,542	(24,120)	-	115,426
expense	-	-	-	-	75,644	-	-	75,644
Net income/(loss)	-	-			-	-	(1,097,018)	(1,097,018)
Balance—December 31, 2023	**7,404,009**	**$ 740**	**65,429,845**	**$ 654**	**$ 16,515,007**	**$ (225,589)**	**$ (19,331,027)**	**$ (3,040,215)**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (1,097,019)	$ (1,843,836)
Adjustments to reconcile net income to net cash provided/(used)		
by operating activities:		
Stock-based Compensation Expense	75,644	157,903
Changes in operating assets and liabilities:		
Inventory	-	8,649
Accounts Receivable	5,348	2,766
Prepaids and Other Current Assets	(191)	(15,701)
Accounts Payable	(19,485)	(64,803)
Credit Cards	(1,212)	(8,705)
Other Current Liabilities	8,635	276,921
Net Cash Used in Operating Activities	**(1,028,280)**	**(1,486,806)**
CASH FLOW FROM INVESTING ACTIVITIES		
Net Cash Provided/(Used) in Investing Activities	-	-
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Preferred Shares, net	115,426	989,049
Borrowing on Notes	862,541	620,000
Repayment of Notes	-	(78,669)
Net Cash Provided by Financing Activities	**977,968**	**1,530,380**
Change in Cash & Cash Equivalents	(50,312)	43,574
Cash—Beginning of the Year	93,243	49,669
Cash—End of the Year	**$ 42,931**	**$ 93,243**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ -	$ -

See accompanying notes to financial statements.

VIR**ZOOM I**NC.
N**OTES TO** F**INANCIAL** S**TATEMENTS**
F**OR** Y**EAR** E**NDED TO** D**ECEMBER** **31, 2023,** **AND** D**ECEMBER** **31, 2022**

1.   NATURE OF OPERATIONS

VirZOOM Inc. was incorporated on February 13, 2015, in the state of Delaware. The financial statements of VirZOOM Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Cambridge, Massachusetts.

VirZOOM Inc. operates in the gaming and technology industry, specifically the virtual reality sector. The Company offers virtual reality exercise games on a subscription basis.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, the Company's cash and cash equivalents do not exceed FDIC insured limits.

Income Taxes

VirZOOM Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense. The Company has filed its corporate income tax return for the period ended December 31, 2022. The income tax returns will remain subject to

6

examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2022 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023 and 2022, the Company determined that allowance for expected credit loss is not material to the financial statements.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to, in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times: Online Sales: Revenue is recognized at a point in time when the services are delivered to the customer.

The Company earns revenue from virtual reality exercise games on subscription basis.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $52,621 and $177,057 respectively, which are included in sales and marketing expenses.

Equity Issuance Costs

Equity issuance costs are costs directly attributable to issuance of equity securities including preferred stock. These costs generally include underwriting fees, legal fees, accounting fees, printing and filing fees, and other costs associated with issuance of equity securities. The company expenses these costs as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 25, 2024, which is the date the financial statements were issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current assets consist of the following items:

As of Year Ended December 31,		2023		2022
Prepaid expenses	$	19,305	$	19,305
Undeposited fees		13,004		12,814
Total Other Current Assets	$	**32,310**	$	**32,119**

Other current liabilities consist of the following items:

As of Year Ended December 31,		2023		2022
Accrued expenses	$	1,229,206	$	1,216,611
Customer deposits		51,561		58,661
Tax liability		5,147		2,007
Total Other Current Liabilities	$	**1,285,914**	$	**1,277,279**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 100,141,196 shares of Common Stock with a $0.0001 par value. As of December 31, 2023 and 2022, 7,404,009 shares of Common Stock have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 76,263,234 shares of Preferred Stock with a $0.00001 par value. As of December 31, 2023, and December 31, 2022, 65,002,162 and 65,429,845 shares of preferred stock, respectively, have been issued and outstanding.

5. SHARE BASED COMPENSATION

During 2015, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 13,194,700 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2023
Expected life (years)	5.47
Risk-free interest rate	2.77%
Expected volatility	28%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's stock options.

The expected term of stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	2,000,000	$ 0.23	7.15
Exercisable Options at December 31, 2021	2,000,000	$ 0.23	7.15
Granted	10,900,000	$ -	9.27
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2022	12,900,000	$ 0.23	8.79
Exercisable Options at December 31, 2022	12,900,000	$ 0.23	8.79
Granted	-	$ -	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2023	12,900,000	$ 0.23	7.79
Exercisable Options at December 31, 2023	12,900,000	$ 0.23	7.79

Stock option expense for the year ended December 31, 2023 and December 31, 2022 was $75,644 and $157,903 respectively.

6.   DEBT

Loans and Promissory Notes

The details of the Company's loan and promissory notes for the years presented are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2023			For the Year Ended December 2022		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Notes 2021 (various lenders)	$ 111,578	8.00%	2021	2022	$ 111,578	$ -	$ 111,578	$ 111,578	$ -	$ 111,578
Promissory Notes 2022 (various lenders)	67,541	8.00%	2023	2024	67,541	-	67,541	-	-	-
PPP Loan	38,400	3.75%	2020	2050	-	38,400	38,400	-	38,400	38,400
Total					$ 179,119	$ 38,400	$ 38,400	$ 111,578	$ 38,400	$ 38,400

The summary of the future maturities is as follows:

As of Year Ended December 31,	
2024	$ 179,119
2025	-
2026	-
2027	-
Thereafter	38,400
Total	$ 217,519

Convertible Note(s)

Below are the details of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2023			For the Year Ended December 2022		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Notes 2022 (various lenders)	$ 620,000	8.00%	2022	2023	$ 620,000	$ -	$ 620,000	$ 620,000	$ -	$ 620,000
Convertible Notes 2023 (various lenders)	795,000	8.00%	2023	2024	795,000	-	795,000	-	-	-
Total					$ 1,415,000	$ -	$ 1,415,000	$ 620,000	$ -	$ 620,000

The convertible notes are convertible into preferred shares at a conversion price. The conversion price is defined as equal to the deemed value per share of the Company's Common Stock (the "Common Stock") on the Maturity Date, which deemed value per share of the Common Stock shall be calculated on a fully diluted basis (x) assuming that the Company's equity value on the Maturity Date is equal to sixteen million dollars ($16,000,000), and (y) and treating (1) all of the Company's convertible preferred stock, convertible notes (but excluding the Related Notes), stock options, warrants and other convertible securities issued and outstanding on the Maturity Date as if they had been converted, exchanged and/or exercised for Common Stock on the Maturity Date and (2) any shares of Common Stock reserved for issuance under a stock option pool or other equity incentive pool existing on the Maturity Date as if such shares of Common Stock were issued and outstanding on the Maturity Date (the "Capped Conversion Price").

Since the conversion feature is convertible into a variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

Convertible Note Conversion

During 2022, the Company converted $3,151,617 of notes and $22,222 of related accrued interest into 10,711,249 shares of Preferred Stock Series A1-A4. There were no conversions in 2023.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023, consists of the following:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (318,135)	$ (534,713)
Valuation Allowance	318,135	534,713
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, are as follows:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (5,605,998)	$ (5,287,863)
Valuation Allowance	5,605,998	5,287,863
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had net operating loss ("NOL") carryforwards of approximately $19,331,027. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

During 2023, the founder of the Company, Eric Janszen has invested an additional $25,000 into Convertible Notes, which carry an interest rate of 8% and have a maturity in 2024.

There were no other related party transactions.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,270,073 an operating cash flow loss of $1,028,280, and liquid assets in cash of $42,931, which are less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing in addition to its commercial activities.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through April 25, 2023, which is the date the financial statements were available to be issued.

In the year 2024, the Company issued Convertible Notes in the total sum of $465,000, which carry an interest rate of 8% and have a maturity on December 31, 2024.

On March 8, 2024, shareholders purchased a portion of SS1 and SS3 warrants, the unpurchased remaining warrants expired. 1,732,162 SS1 warrants were exercised for $0.01 pps for $17,322 in additional equity raised. The remaining 1,373,973 SS1 warrants expired. 547,477 SS3 warrants were exercised for $0.22239 pps for $121,753 in additional equity raised. The remaining 496,601 SS3 warrants expired.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Eric H. Janszen, Principal Executive Officer of VirZOOM, Inc., hereby certify that the financial statements of VirZOOM, Inc. included in this Report are true and complete in all material respects.

Eric H. Janszen

President & CEO